

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Wade Davis
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re: Viacom Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 13, 2014**
> **File No. 001-32686**

Dear Mr. Davis:

   We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Net Neutrality, page 14

1.   Please expand your discussion to address whether proposed "net neutrality" rules relating to "an open Internet" could affect your Company's ability to negotiate favorable carriage agreements with cable companies/ISPs. We note recent news reports of the Company restricting certain cable customers' internet access to your media content while involved in contentious fee negotiations.

Advertising, page 34

2.   Per your 2014 fiscal fourth quarter earnings call, your CEO, Mr. Dauman, referred to non-Nielsen dependent domestic ad sales (i.e., "first party data driven advertising on your digital and mobile platform, sponsorships and Viacom Velocity, integrated marketing

solutions, dynamic ad insertion and other high value advertising opportunities"), which accounted for 30% of your total advertising and are projected to increase to 50% of your total ad sales in the next three years. Please tell us, and if applicable, clarify your disclosure to address whether such non-Nielsen ad sales during the periods presented constituted new revenue streams which offset any decline in broadcast advertising revenue or whether they arose from audience deficiency that required you to deliver additional units.

Note 16. Income Taxes, page 78

3.   You disclose that the benefits in 2014 are principally related (in part) to "the reversal of deferred taxes on earnings deemed permanently reinvested." Please tell us and disclose the change in circumstances that led you to conclude that they are now deemed permanently reinvested, since it appears that they previously were not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at 202-551-3778 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stephen T. Giove, Esq.
        Shearman & Sterling LLP